SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

        EXCHANGE ACT OF 1934

For the Plan year ended December 31, 2003

                                 OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

        EXCHANGE ACT OF 1934

For the transition period from _________________ to ___________________

Commission file number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Protection One 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESTAR ENERGY, INC.

(FORMERLY WESTERN RESOURCES, INC.)

818 S. Kansas Avenue

Topeka, KS 66612

PROTECTION ONE, INC.

818 S. Kansas Avenue

Topeka, KS 66612

Explanatory Note

The undersigned hereby amend their annual report on Form 11-K for the period ended December 31, 2003 (filed on June 23, 2004) to comply with SEC guidance issued on June 25, 2004. The Report of Independent Registered Public Accounting Firm no longer references the generally accepted auditing standards established by the Auditing Standards Board (United States).  Commission guidance regarding the Public Company Accounting Oversight Board’s Auditing and Related Professional Practice Standard No. 1 states that “In addition, Auditing Standard No. 1 states that “a reference to generally accepted auditing standards in auditors’ reports is no longer appropriate or necessary.”

PROTECTION ONE 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEAR ENDED DECEMBER 31, 2003:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003 -

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
  Protection One 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Protection One 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kansas City, Missouri
June 4, 2004

PROTECTION ONE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

:	2003	2002
ASSETS
Investments, at fair value (Note 3):
Mutual Funds	$20,093,325	$15,083,371
Protection One Common Stock Fund	115,160	713,390
Westar Energy Common Stock Fund	—	118,569
Loan Fund	744,143	826,536

Total investments	20,952,628	16,741,866

Contributions receivable:
Employer	13,588	15,180
Participant	35,004	39,683
Total receivables	48,592	54,863

Total assets	21,001,220	16,796,729

LIABILITIES —
Refunds payable and excess contributions	—	1,494

NET ASSETS AVAILABLE FOR BENEFITS	$21,001,220	$16,795,235

See notes to financial statements.

PROTECTION ONE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Investment income:
Interest and dividend income	$320,433
Net appreciation in fair value of investments	2,918,991
Total investment income	3,239,424

Contributions:
Employer	937,742
Participant	2,729,366
Rollovers	277,621
Total contributions	3,944,729

Transfers to the plan (Note 6)	303,034

Total additions	7,487,187

DEDUCTIONS:
Benefits paid to participants	2,261,123
Administrative expenses	50,552
Transfers from the plan (Note 6)	969,527

Total deductions	3,281,202

Net increase	4,205,985

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	16,795,235

End of year	$21,001,220

See notes to financial statements.

PROTECTION ONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

General - The Protection One 401(k) Plan (the “Plan”), was adopted to provide eligible employees of Protection One Alarm Monitoring, Inc. (the “Employer”) and other participating employers a method to provide for retirement and other related benefits.  The Plan is administered by the retirement committee (the “Committee”) appointed by the Employer.  Vanguard Fiduciary Trust Company serves as the trustee of the Plan. The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All Protection One Alarm Monitoring, Inc., employees become eligible to participate at the beginning of any calendar month after completion of 90 days of service.

Due to the sale of AVOne, Inc. (“AVOne”) and Protection One Data Services, Inc. (“PODS”) from Westar Energy, Inc., the Parent of the Employer, to the Employer on June 1, 2002 and  July 1, 2002, respectively, AVOne and PODS, adopted the Plan.  See Note 6 for information regarding the subsequent sale of AVOne and PODS back to Westar Energy, Inc.

Contributions - Prior to July 1, 2002, participants may contribute up to 16 percent of pretax compensation as defined in the Plan. Effective July 1, 2002, participants may contribute up to 50 percent of pretax compensation. Effective January 1, 2002, all employees who are eligible to make elective deferrals under this Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan document. Catch-up contributions shall not be taken into account for purposes of Employer matching contributions. Participants may also contribute amounts representing distributions from other qualified employee benefit Plans.

Participants direct the investment of their contributions and Employer contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds as investment options for participants.  Effective September 15, 2003, contributions and allocations into the Protection One Common Stock Fund were suspended until further notice.  Contributions currently being allocated to the Protection One Common Stock Fund will automatically be invested in the Vanguard Prime Money Market Fund, until such time as a change in the contribution election is made.  Funds contributed or allocated into the Protection One Common Stock Fund prior to September 15, 2003, are not affected by this action, and will remain invested in the Protection One Common Stock Fund until such time as the participant elects to reallocate that balance.  Effective December 1, 2003, the Westar Energy Common Stock Fund was closed and removed as an investment option under the Plan.  Participants had the option of reallocating their balance in the Westar Energy Common Stock Fund prior to the funds closure.  Any funds remaining in the Westar Energy Common Stock Fund on December 1, 2003 were automatically mapped to the Vanguard Prime Money Market Fund.

The Employer will make a matching contribution to the Plan equal to a percentage (to be determined by the Board of Directors of the Employer in its discretion) of the pre-tax contributions made to the Plan for such pay period (disregarding any portion of such pre-tax contributions in excess of 6 percent of such participant’s basic compensation, as defined by the Plan for such pay period). Matching contributions may be made in the form of either cash or common stock of the Employer. Additional amounts may be contributed at the option of the Employer. Contributions are subject to certain limitations.

Vesting - Each participant has a fully vested and nonforfeitable interest in all voluntary contributions, rollover contributions, and income earned thereon. Participants transferring accounts from the Westar Energy, Inc. Employees’ 401(k) Savings Plan shall be 100% vested in their Employer Matching Account.  In addition, if any amounts are directly transferred for a participant to this Plan by merger from the Safeguard Alarms, Inc. 401(k) Profit Sharing Plan and the Centennial Security Holdings 401(k) Profit Sharing Plan, the participant’s Employer Matching Account shall be 100 percent vested. Participants who terminate service for reasons other than normal retirement, death, or permanent disability prior to the completion of five years of service will forfeit the nonvested portion of Employer contributions to their account. Participants vest in Employer contributions according to the following schedule:

Years of Service	Vesting Percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Forfeited Accounts - At December 31, 2003 and 2002, forfeited nonvested accounts totaled $30,461 and $18,618, respectively. The balances in these accounts will be used to restore any forfeited employer matching accounts, reduce future employer contributions or to pay administrative expenses of the Plan. During 2003, the Employer utilized $85,444 of forfeited account balances to reduce its contributions and $48,427 was used to pay Plan expenses.

Participant Loans - Participants may borrow from their fund accounts an amount equal to the lesser of 50 percent of the participant’s vested account balance or $50,000. All loans must be repaid in equal installments on not less than a quarterly basis over a five-year period or in excess of five years for the purchase of a primary residence. The loans are collateralized by up to 50% of the participant’s vested account balance and bear interest at a rate consistent with interest rates charged by commercial entities for loans which would be made under similar circumstances. Principal and interest are paid through payroll deductions. Interest rates on outstanding participant loans ranged from 5 percent to 10.5 percent as of December 31, 2003.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and an allocation of plan earnings, any additional Employer contributions and charged with an allocation of administrative expenses, if paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses — Administrative expenses of the Plan, are paid by the Plan or the Plan Sponsor as provided in the Plan Document.

Payments of Benefits - Benefits are recorded when paid. At December 31, 2003, all benefit claims submitted prior to year-end were paid. On termination of service due to death, permanent disability, or normal retirement, a participant will be entitled to 100 percent of the value of their account balance, including employer contributions and earnings thereon. Payment of benefits may be in the form of lump-sum distributions or in other forms as provided for in the Plan document. If the participant’s account has ever exceeded $5,000, the participant (and spouse, if applicable) must give written consent before the distribution may be made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the Protection One and Westar Energy common stock could occur and affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - Investments of the Plan are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Protection One Common Stock Fund and the Westar Energy Common Stock Fund are valued at their respective year-end unit closing price (comprised of year-end market price plus uninvested cash). Participant loans are carried at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Refunds Payable and Excess Contributions - Refunds payable and excess contributions represent amounts deferred from the salaries of participants in excess of those allowed by ERISA, as well as the related matching Employer contributions, that will be returned to the participants and the Employer.

3.	INVESTMENTS

The following investments represent 5 percent or more of the net assets available for benefits at December 31:

	2003	2002
Vanguard 500 Index Fund	$4,592,518	$3,451,852
Vanguard PRIMECAP Fund	4,333,233	3,094,002
Vanguard Wellington Fund	2,695,085	2,114,357
Vanguard Windsor Fund	2,864,522	2,177,900
Vanguard Total Bond Market Index Fund	1,545,718	1,378,728
Vanguard Prime Money Market Fund	2,659,557	2,126,887

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,918,991 as follows:

Mutual funds	$3,409,117
Protection One Common Stock Fund	(578,354)
Westar Energy Common Stock Fund	88,228
$2,918,991

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Employer by a letter dated January 7, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in these financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Employer contributions.

6.	TRANSFERS TO/FROM THE PLAN

Due to the Safeguard Alarms, Inc. 401(k) Profit Sharing Plan and the Centennial Security Holdings 401(k) Profit Sharing Plan mergers into the Plan on May 1, 2003 and August 1, 2003, respectively, these participants’ accounts totaling $39,184 and $263,850 respectively, were transferred from these qualified defined contribution plans.

On January 1, 2003 and March 19, 2003, PODS and AVOne, respectively, were sold back to Westar Energy, Inc.  These participants will have a balance under this Plan until they elect to transfer it to the Westar Energy, Inc. Employees 401(k) Savings Plan.  During 2003, participants elected to transfer $969,527 to the Westar Energy, Inc. Employees 401(k) Savings Plan.

7.	RELATED-PARTY TRANSACTION

The Plan invests in shares of mutual funds sponsored and managed by Vanguard. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Protection One Common Stock Fund and the Westar Energy Common Stock Fund hold shares of the Employer and the parent of the Employer, respectively. These transactions also qualify as party-in-interest transactions.

8.	SUBSEQUENT EVENTS

On February 17, 2004, Westar Energy, Inc., the Parent of the Employer, sold approximately 87 percent of the issued and outstanding shares of the Employer’s common stock to POI Acquisition I, Inc., a wholly owned subsidiary of POI Acquisition, L.L.C.

******

PROTECTION ONE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity, Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Current Value

*	Franklin Balance Sheet Investment Fund	Registered Investment Company	3,319	$157,875
*	Vanguard 500 Index Fund	Registered Investment Company	44,731	4,592,518
*	Vanguard Explorer Fund	Registered Investment Company	4,131	271,071
*	Vanguard International Growth Fund	Registered Investment Company	60,369	973,746
*	Vanguard Prime Money Market Fund	Registered Investment Company	2,659,557	2,659,557
*	Vanguard PRIMECAP Fund	Registered Investment Company	81,697	4,333,233
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	149,924	1,545,718
*	Vanguard Wellington Fund	Registered Investment Company	93,547	2,695,085
*	Vanguard Windsor Fund	Registered Investment Company	176,170	2,864,522
*	Protection One Common Stock Fund	Company Stock Fund	162,197	115,160
*	Loan Fund	Loans to participants with interest rates ranging from 5%-10.5% various maturity dates		744,143

	Total			$20,952,628

*    Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee for the Protection One 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Protection One 401(k) Plan

By:	/s/ Eric A. Devin	VP, Treasurer, Controller & Asst Secretary	Date:	June 28, 2004
Eric A. Devin